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                                ITS NETWORKS INC.
                                 C/Villanueva 16
                                    5th Floor
                              28001, Madrid, Spain


                                 April 17, 2003

VIA FAX TO: (202) 942-9594
--------------------------

Barry N. Summer, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-7
450 Fifth Street, N.W.
Washington, DC 20549

            Re:  ITS Networks Inc.
                 Application to withdraw Form SB-2 registration statement originally filed on October 15, 2002
                 File No. 333-100549

Dear Mr. Summer:

         ITS Networks Inc. (the "Company") hereby submits this application to withdraw its Form SB-2 registration statement (File No. 333-100549) originally filed on October 15, 2002, consistent with Rule 477 under the Securities Act of 1933, as amended, (the "Act") on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

         The grounds upon which the Company makes this application is that it intends to amend its agreement with Cornell Capital Partners, L.P. and to postpone the offering due to market conditions.

         As a result of these material changes, the Company desires to withdraw its pending Form SB-2 registration statement. The Company intends to refile a new Form SB-2 registration statement to reflect the proposed amended agreement with Cornell Capital Partners, L.P. when market conditions improve.

         No securities have been sold in connection with the proposed offering described in the Company's Form SB-2 registration statement (File No. 333-100549).

         The Company may determine to undertake private offerings in the future in reliance on Rule 155(c) promulgated under the Act.

         The Company requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use consistent with Rule 429.




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Page 2
April 17, 2003
Barry N. Summer/SEC




         If you have any questions with respect to this letter, please call Stephen A. Zrenda, Jr., counsel to the Company, at 405.235.2111.

         Therefore, the Company respectfully requests the withdrawal of its Form SB-2 registration statement.

                                                Very truly yours,

                                                ITS Networks Inc.


                                                By: /s/ Gustaveo Gomez
                                                    ----------------------------
                                                    Gustavo Gomez, President

cc:      Jeffrey Kessman
         Carlos Pacho
         Joshua Englard
         David Mittelman